UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)
__________________

KBS REAL ESTATE INVESTMENT TRUST II, INC.
(Name of Subject Company)

KBS REAL ESTATE INVESTMENT TRUST II, INC.
(Name of Person Filing Statement)
__________________

Common stock, $0.01 par value per share
(Title of Class of Securities)

48243C 109
(CUSIP Number of Class of Securities)
__________________

Charles J. Schreiber, Jr.
Chief Executive Officer
KBS Real Estate Investment Trust II, Inc.
800 Newport Center Drive, Suite 700
Newport Beach, California 92660
(949) 417-6500
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)
__________________

Copies to:
Robert H. Bergdolt, Esq.
Carrie J. Hartley, Esq.
DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
(919) 786-2000
☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction
This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2015 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) relating to the tender offer (the “Tender Offer”) by CMG Income Fund II, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC (collectively, the “Offerors”) to purchase up to 10,000,000 shares of the outstanding common stock, par value $0.01 per share (the “Shares” or “Common Stock”), of KBS Real Estate Investment Trust II, Inc., a Maryland corporation (the “Company”), at a purchase price of $3.60, in cash (without interest), per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 12, 2015 (the “Offer to Purchase”), attached as Exhibit (a)(1) to the Schedule TO filed with the SEC by the Offerors on November 12, 2015, as amended from time to time (the “Schedule TO”).
All information in the Schedule 14D-9 filed November 25, 2015 is incorporated into this Amendment No. 1 by reference and, except as otherwise set forth below, the information set forth in the Schedule 14D-9 filed November 25, 2015 remains unchanged.
This Amendment No. 1 is being filed to update and supplement Item 4, Item 6 and Item 9 of the Schedule 14D-9 filed November 25, 2015, as reflected below:

Item 4.	The Solicitation or Recommendation.
(c) Reasons for the Recommendation.
The following information updates and supplements Item 4(c) of the Schedule 14D-9 filed November 25, 2015.
Effective as of December 8, 2015, the Company’s Board of Directors approved an updated estimated value per share of the Company’s common stock of $5.62 (the “December 2015 Estimated Value Per Share”) based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value, divided by the number of shares outstanding, all as of September 30, 2015. The December 2015 Estimated Value Per Share was based upon the recommendation and valuation prepared by KBS Capital Advisors LLC (the “Advisor”), the Company’s external advisor. The Advisor’s valuation of the Company’s 12 real estate properties was based on appraisals performed by CBRE, Inc. (“CBRE”), an independent third-party valuation firm. The Advisor also performed valuations with respect to the Company’s real estate-related investments, cash, other assets, mortgage debt and other liabilities. For important information regarding the methodologies, assumptions and limitations of the December 2015 Estimated Value Per Share, please see the Company’s Current Report on Form 8-K, filed with the SEC on December 9, 2014 (the “Valuation 8-K”), which information is incorporated herein by reference. The Valuation 8-K is available for free on the SEC’s web site at www.sec.gov.
In connection with the approval of the December 2015 Estimated Value Per Share, at the December 8, 2015 meeting of the Board of Directors, the Board of Directors reconsidered the recommendation of the Board of Directors with respect to the Tender Offer. Following this discussion, the Board of Directors determined that it continues to recommend that the stockholders reject the Tender Offer and not tender their Shares to the Offerors for purchase pursuant to the Tender Offer.
The Board of Directors notes the December 2015 Estimated Value Per Share is subject to the methodologies, assumptions and limitations described in the Valuation 8-K. Nevertheless, the December 2015 Estimated Value Per Share supports that the Offer Price of $3.60 per Share is far less than the current value of the Shares.
The Board of Directors acknowledges that each stockholder must evaluate whether to tender his or her Shares to the Offerors pursuant to the Tender Offer and that because there is no trading market for the Shares an individual stockholder may determine to tender based on, among other considerations, his or her liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Offerors pursuant to the Tender Offer, each stockholder should keep in mind that the Board of Directors makes no assurances with respect to (i) future distributions, if any or (ii) the timing of providing liquidity to the stockholders.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
The following information updates and supplements Item 6 of the Schedule 14D-9 filed November 25, 2015.
As noted in the Schedule 14D-9 filed November 25, 2015, the Company has a share redemption program (the “SRP”) pursuant to which stockholders may sell their Shares to the Company in connection with a stockholder’s death, “qualifying disability,” or “determination of incompetence” (each as defined in the SRP and, together with redemptions sought in connection with a stockholder’s death, “Special Redemptions”). On November 30, 2015, pursuant to the Company’s SRP, the Company redeemed eligible Shares that qualified as Special Redemptions of approximately 39,829 Shares at $5.86 per Share, for an aggregate price of approximately $0.2 million. For more information on the SRP, see Item 4 and Item 6 of the Schedule 14D-9 filed November 25, 2015.

ITEM 9.	EXHIBITS.
Item 9 of the Schedule 14D-9 filed November 25, 2015 is hereby updated and supplemented by adding the following exhibit:

Exhibit No.	Document
(e)(3)	The Company’s Current Report on Form 8-K filed with the SEC on December 9, 2015*
________________________

*	Incorporated herein by reference.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

Dated: December 9, 2015	By:	/s/ Jeffrey K. Waldvogel
Jeffrey K. Waldvogel
Chief Financial Officer

INDEX

Exhibit No.	Document
(e)(3)	The Company’s Current Report on Form 8-K filed with the SEC on December 9, 2015*
________________________

*	Incorporated herein by reference.

4